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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (AMENDMENT NO. _)*




                            OnCure Technologies Corp.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   68232U 10 0
                 ----------------------------------------------
                                 (CUSIP Number)

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
                                                               With a copy to:
          Jeffrey A. Goffman                              Scott M. Zimmerman, Esq.
      OnCure Technologies Corp.                      Swidler Berlin Shereff Friedman, LLP
 610 Newport Center Drive, Suite 350                         405 Lexington Avenue
       Newport Beach, CA 92660                             New York, New York 10174
            (949) 721-6540                                      (212) 973-0111


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
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                                December 20, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 5 sequentially numbered pages



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                                  SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP NO.  68232U 10 0                                                                               PAGE 2 OF 5 PAGES
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
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           Dr. John W. Wells, Jr.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [  ]
                                                                                                          (b) [  ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS (See Instructions)

           PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
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                                    7    SOLE VOTING POWER                   552,147

                                   ------------------------------------------------------------------------------------
        Number of Shares            8    SHARED VOTING POWER                 0
     Beneficially Owned by
         Each Reporting            ------------------------------------------------------------------------------------
          Person with               9    SOLE DISPOSITIVE POWER              552,147

                                   ------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            0

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            552,147
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.02%

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   14      TYPE OF REPORTING PERSON (See Instructions)
                 IN

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          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $.001 per share (the "Shares"), of OnCure Technologies Corp. (the "Issuer").

     The address of the principal executive office of the Issuer is 610 Newport Center Drive, Suite 350, Newport Beach, CA 92660.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b) and (c).   This statement is being filed by Dr. John W. Wells, Jr.
(the "Reporting Person"). The Reporting Person's present principal occupation is the Chief of Radiation Oncology at Orange Park Medical Center in Jacksonville, Florida. The Reporting Person is also a Director of the Issuer. The Reporting Person's primary business address is 1895 Kingsley Avenue, Suite 600, Orange Park, Florida 32073.

     (d) and (e).   During the past five years the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     Except as provided below, during the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     On December 18, 2002, the Reporting Person acquired 36 shares of Series H Cumulative Accelerating Redeemable Preferred Stock of the Issuer (the "Series H Convertible Stock"). The shares of Series H Convertible Stock, which are convertible into 96,000 Shares, were acquired with personal funds.

     Please see Item 4 as to source of funds used for prior acquisitions not previously reported.

ITEM 4.  PURPOSE OF TRANSACTION

     The shares of Series H Convertible Stock were acquired for investment purposes.

     On December 5, 2000, the Issuer exchanged 6,666,942 shares of its common stock, par value $0.001 ("Common Stock"), for all of the outstanding shares of common stock of U.S. Cancer Care, Inc. ("U.S. Cancer Care") in connection with the Issuer's reorganization with U.S. Cancer Care (the "Reorganization"). The consideration used by the Reporting Person to acquire his shares of the Issuer's common stock was all of his shares of common stock of U.S. Cancer Care. In connection with the Reorganization, on January 17, 2001, the Company



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acquired an outpatient radiation cancer treatment center, valued at $2,500,000, in exchange for 1,000 shares of its Series D Preferred Stock. The consideration used by the Reporting Person to acquire his 167.6666667 shares of the Series D Preferred Stock of the Company (which are convertible into 320,513 shares of the Issuer's common stock) was his equity interest in the outpatient radiation cancer treatment center.

     The Issuer is contemplating acquiring the outstanding capital stock of Coastal Radiation Oncology Medical Group, Inc. and its affiliates. In the event that the transaction is entered into and the acquisition consummated, it is anticipated that the Series H Convertible Stock may need to be modified or exchanged for a new series of preferred stock of the Issuer. As of the date hereof, no agreements or arrangements currently exist in regard to the contemplated acquisition.

     Except as set forth in the preceding paragraph, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to effect such transactions and to formulate plans and proposals that relate to or would result in such transactions, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b).   The Reporting Person may be deemed to be the beneficial
owner of 552,147 Shares, constituting 6.02% of the currently issued and outstanding shares of the Issuer (as of December 18, 2002 there were 8,759,879 Shares outstanding), including an aggregate of 1,000 Shares issuable upon exercise of certain stock options, which are exercisable within sixty (60) days, 320,513 Shares issuable upon conversion of shares of Series D Convertible Preferred Stock and 96,000 Shares issuable upon conversion of 36 shares of Series H Convertible Stock. The Reporting Person has the sole power to vote and dispose of all 552,147 Shares.

     (c) Except for the acquisition of the Series H Convertible Stock described in Item 3 above, the Reporting Person has not engaged in any transactions with respect to any securities of the Issuer during the past sixty
(60) days.

     (d) and (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                       4
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     None.



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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                                      /s/ John W. Wells, Jr.
                                                     ---------------------------
                                                      John W. Wells, Jr.

Dated:  December 18, 2002


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